                                         O.I. Corporation
                                        P.O. Box 9010
                               College Station, Texas 77842-9010
                                  (979) 690-1711 telephone
                                  (979) 690-0440 facsimile

                                                        August 27, 2007

VIA EDGAR AND U.S. MAIL
Mr. Kevin L. Vaughn, Accounting Branch Chief
Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:        File No. 0-06511: O.I. Corporation
        Form 10-K for the year ended December 31, 2006

Dear Mr. Vaughn:

Thank you for your correspondence dated August 16, 2007 (the "Comment Letter"), concerning your branch's review of O.I. Corporation's Form 10-K filing for the year ended December 31, 2006 (the "Report"). Several of your questions deal with our stock option investigation conducted during the first quarter of 2007.

As I'm sure you know, we voluntarily conducted a thorough investigation of our historical stock options practices using independent counsel and consultants. We also self-reported the results of our findings to the SEC's Enforcement Division in Fort
Worth, including a complete copy of the independent investigation report.

My answers below provide further information obtained during this investigation. Our intent was to fully disclose this matter. However, clear and meaningful disclosure is challenging in view of the complexities of stock option plans and the proper criteria for measurement and valuation. I will be happy to provide further details on any of the following items if you would like to see additional information.

In this letter, the numbered paragraphs are keyed to the numbers in the Comment Letter.
For each item, we have restated all or a portion of your comment (typed in bold) and then set forth our response.

1.        We see that you made a $371,000 adjustment to your January 1, 2004, retained earnings to correct errors related to your accounting for stock options. It is not clear from your disclosures why you concluded that this was the only adjustment necessary to correct errors identified in your stock option accounting in the years 1985 through 2006. Further, it is not clear that you have provided all the necessary disclosures relating to this restatement. Please address the following:

a.        SEC Comment: You state that certain of the errors occurred in 2004,
2005, and 2006. However, you state that you recorded a cumulative adjustment as of January 1, 2004. Tell us how you have accounted for the errors that occurred in 2004, 2005, and 2006.

Response:

Virtually all of the $371,000 restatement to retained earnings we recorded as of January 1, 2004, related to periods prior to 2002, with the bulk of this amount relating to options granted during 1992 and prior years. We did not restate our financial statements for the years 2004 through 2006 because the errors were immaterial during 2004 and 2006, while there was no error in 2005.

During the 2004 through 2006 time period, we granted 2,000 options annually to each of our four independent directors pursuant to our 2003 stock option plan. This plan provides that each director will receive an annual 2,000 share grant on the date of the annual meeting which vests over six months and has a three year life. However, this plan also provides that the exercise price of all grants is to be based on the closing price of the Company's stock as of the day prior to the grant. We incorrectly issued the grants in each of these three years setting the exercise price as the closing price on the day of the annual meeting rather than the closing price of the day prior to the annual meeting.

Prior to 2006, we accounted for stock-based compensation awards using the intrinsic value method of APB Opinion 25. For 2004, the one-day error in setting the exercise price resulted in a total calculated impact of
$1,528. In other words, we inadvertently granted options at a below market price. This difference should have been treated as a charge to compensation expense with the offsetting credit recorded to additional paid in capital ("APIC"). We view this error as immaterial in relation to our net income of $1,762,000 and APIC of $4,326,000.

For 2005, the one-day error in setting the exercise price resulted in an exercise price greater than the closing price on the day prior to the annual meeting. Thus, the shares were issued at an above market price which is permissible and results in no compensation expense.

During 2006, the Company adopted Statement 123(R) and began
recognizing expense related to the fair value of stock-based compensation awards based upon the Black-Scholes methodology. The stock
compensation expense we recorded in 2006 related to our 2006 director grants based on the exercise price as of the May 8, 2006, date of the annual meeting totaled $26,392. The correct expense based on the closing price on the day prior to the annual meeting totals $29,728, a difference of
$3,336. We again view this error as immaterial in relation to our net income of $2,409,000 and APIC of $4,965,000.

b.        SEC Comment: Identify each of the last five fiscal years during which your accounting was not in compliance with US GAAP because of these errors and quantify the impact of the errors on each fiscal period. Provide us with your materiality assessment of whether any financial statements within the last five fiscal years required restatement.

Response:

I understood from our telephone conversation of August 22, 2007, that this question and the next are related with the general intent of questioning the need for restatement of financial statements covering the past five years presented in the Report. In answer to the above question, we feel our accounting was in compliance with US GAAP during all periods presented. We believe the differences noted above for the years 2004 through 2006 are immaterial. For 2002, the stock option investigation indicated additional compensation expense of $636 related to 36 grants issued on January 29, 2002, totaling 63,600 shares. For 2003, the stock option investigation found no grants issued at exercise prices below fair market value on the correctly determined grant date. Again, we feel these errors are immaterial and that our financial statements comply with US
GAAP for all periods presented in the Report.

c.        SEC Comment: Tell us how you have complied with the disclosure requirements set forth in the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available on our website.

Response:

Thank you for the Oil & Gas Letter (the "Oil and Gas Letter") reference you noted. We reviewed this material prior to filing the Report. The first paragraph in the Oil and Gas sample letter indicates an acknowledgement on our part that we have provided materially inaccurate financial statements in our previous filings. We do not believe that this acknowledgement is accurate with respect to our previously filed financial statements. Our financial statements have been materially accurate and in conformity with US GAAP for all recent years.

However, due to errors noted during the stock option investigation, virtually all of which occurred prior to 2002, our retained earnings have been overstated by $371,000, with the offset being a credit to APIC. We felt that it was appropriate to record the cumulative impact of the stock option calculation errors noted during the stock option investigation.

We addressed the guidance provided in the Oil and Gas letter as follows:

*        Provide explanatory information for the restatement at the beginning of the 10K - We included a detailed disclosure of the stock option investigation in Part 1, Item 1 of the Report.

*        Restate Selected Financial Data for the most recent 5 years as required - We did not restate since the only impact was a decrease in retained earnings and increase in APIC, with no net effect on equity, while the net income impact was less than $3,500 in any of the years presented.

*        Revise MD&A to reflect restated financials - We did not restate any income statements for the years presented and thus had no need to change our MD&A. The balance sheet restatement had no impact on reported total equity, liquidity, or cash flow.

*        Provide three years of restated financial statements - Not applicable as discussed previously.

*        Revise interim period information as required - Not applicable.

*        Provide footnote disclosure reconciling previously filed annual and quarterly financial information on a line for line basis - Our Note 2 provides detailed disclosure regarding the restatement. Since the impact of the restatement was very simple, a reduction in retained earnings and increase in APIC, we did not feel a tabular
presentation providing a reconciliation was meaningful.

*        Various other primarily footnote disclosures - We feel our Note 2 provides detailed disclosure with regard to the restatement and stock option investigation issues noted.

d.        SEC Comment: Explain to us the basis for your conclusion that your disclosure controls and procedures were effective in light of your stock option restatement.

Response:

As discussed in the preceding questions, the stock option investigation noted no material discrepancies during any of the years presented in the
Report and, in particular, did not conclude that there were any issues relating to our disclosure controls and procedures at December 31, 2006.
The matters which gave rise to the restatement from prior years have been corrected through the adoption of the new plan in 2003 which clarified the proper handling of certain matters including cashless exercises and through the addition of staff properly trained to handle stock option practices, including the hiring of corporate counsel.

2.        SEC Comment: We note that "other liabilities and accrued expenses"
represents 21% of your total current liabilities at December 31, 2006. Please tell us and revise future filings to describe the significant components of this balance. Further, revise future filings to separately disclose any items greater than 5% of your total current liabilities. Refer to Rule 5-02(20) of
Regulation S-X.

Response:

In response to your request, the following is a breakdown of the items included in
"other liabilities and expenses" at December 31, 2006. We will revise our future filings to separately disclose any items greater than 5% of total current liabilities.

Income taxes payable                                       518,966
Unearned revenue                                            745,013
Accrued compensation                                 1,407,938
Other accrued liabilities less than scope            706,025
Warranty reserve                                             662,169
                                                                     4,040,111

At O.I., we take very seriously our responsibility to provide informative and accurate disclosure in our public filings. Our management understands and acknowledges its responsibility with regard to the accuracy and adequacy of our disclosures. We also acknowledge that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Further, we acknowledge that the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe this fully addresses all the comments in your Comment Letter. Should you have questions or comments on the above or require any further information with regard to
O.I. Corporation or our filings, please contact me and we will promptly respond to your request.

                                                                Sincerely,

                                                                s/ J. Bruce Lancaster

                                                                J. Bruce Lancaster
                                                                Chief Executive Officer &
                                                                Chief Financial Officer

cc:    Eric Stallah, Commission
        Donald P. Segers, O.I. Corporation
        Ted Gilman, Andrews Kurth
        Rick Day, McGladrey & Pullen